Jacobs Entertainment, Inc.

17301 West Colfax Avenue, Suite 250

Golden, Colorado 80401

September 9, 2009

Ms. Linda Cvrkel, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:              SEC Comment Letter dated August 27, 2009

Jacobs Entertainment, Inc.

Form 10-K for the year ended December 31, 2008

Filed March 18, 2009

File No. 333-88242

Dear Ms. Cvrkel:

On behalf of Jacobs Entertainment, Inc. (“JEI” or the “Company”), this letter responds to comments raised by the Securities and Exchange Commission’s staff in your letter dated August 27, 2009 relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008.  The following responses are keyed to the staff’s comments.  We have discussed these responses with our Chief Executive Officer and the Chairman of our Board of Directors.

As indicated in our responses below, we propose to make the appropriate clarifications and/or modifications to our disclosures in future filings.  I am available at any time to discuss our responses in this letter.

Form 10-K for the year ended December 31, 2008

Risk Factors, page 24

1.                                       Please confirm that in future filings you will revise the last sentence of the introductory paragraph to note that all known material risk factors are disclosed.

JEI Response:

We will add the requested revision to the introductory paragraph of Item 1A, Risk Factors, in our future filings to note that all known material risk factors are disclosed.

Management’s Discussion & Analysis of Financial Condition and Results of Operations

Segment Information for the Three Years Ended December 31, 2008, page 46

2.                                       We note that you have provided certain financial information by segment for each of the three years ended December 31, 2008.  Please revise future filings to discuss the results of operations by segment.  For example, for each segment please discuss and analyze changes in revenue, cost and expenses and EBITDA between each year.  In addition to quantification, ensure that each of the identified underlying cause of material increases or decreases is adequately analyzed.

JEI Response:

In our future filings, we will include the requested additional disclosure discussing and analyzing the underlying cause of material changes in revenues, costs and expenses and EBITDA between periods for each of our segments.

Liquidity and Capital Resources — December 31, 2008, page 49

3.                                       In future filings, expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding.  Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

JEI Response:

In our future filings, we will expand the disclosure to discuss our financial condition, changes in financial condition and results of operations, including trends in liquidity and cash flows as set forth in Item 303(a)(1)-(5) of Regulation S-K, by covering the periods reported in the financial statements.

Management’s Report on Internal Control over Financial Reporting, page 53

4.                                       We note your use of the terms “we” and “management” interchangeably in this section.  In future filings, please revise your disclosure to clarify that the representations required by Item 308T(a) of Regulation S-K are made by your “management.”  Refer to Item 308T(a)(1)-(3) of Regulation S-K.

JEI Response:

In our future filings, we will clarify that the representations required by Item 308(a) of Regulation S-K are made by our “management.”

Consolidated Balance Sheets, page F-2

5.                                       We note that accounts payable and accrued expenses are presented together on one line item on your balance sheet.  In future filings, please separately state accounts payable and, in the balance sheet or in a note thereto, separately state any item in excess of 5 percent of total current liabilities.  See Rule 5-02(19) and (20) of Regulation S-X.

JEI Response:

In our future filings, we will separately state accounts payable and, in the balance sheet or in a note thereto, separately state any item in excess of 5 percent of total current liabilities, as applicable, in accordance with Rule 5-02(19) and (20) of Regulation S-X.

Notes to the Financial Statements

- General

6.                                       In your consolidated financial statements we note no disclosure of the accounting method for accruing a base jackpot liability.  With respect to the method for accruing this liability, casino companies have interpreted the requirement in Section 2.09-.10 of the Casino Audit guide differently.  In this regard, we have noted that some accrue the liability as games are played under a matching concept, while others accrue only incremental jackpot amounts owed where every coin played adds to the jackpot total.  Please expand your notes to the financial statements in future filings to describe this liability and address how you recognize and measure the liability in your consolidated financials.

JEI Response:

We have interpreted Section 2.09-.10 of the Casino Audit Guide to require the accrual of a liability for the incremental jackpot amounts owed where every coin played adds to the jackpot total.  We will expand our notes to the financial statements in future filings to describe this liability and how we recognize and measure the liability in our consolidated financial statements.

Note 2. Significant Accounting Policies

- Slot Club Liability, page F-7

7.                                       We note your disclosure that you accrue the cost of points as they are earned by members of the slot clubs as a component of accounts payable and accrued expenses in the accompanying consolidated balance sheets.  In light of your disclosure under “Promotional Allowances” on page F-8, that slot club player point redemptions are deducted from gross revenues, please tell us and disclose in the notes to the financial statements, how you account for the liability related to Slot Club awards at the time the points are earned (i.e., as a reduction of revenue or as an operating expense) for both the cash awards and for other non-cash gift prizes.  We may have further comment upon receipt of your response.  See EITF 00-22.

JEI Response:

In our future filings, we will clarify in our disclosure of “Promotional Allowances” that the accrual of Slot Club awards at the time earned are recorded as a component of promotional allowances, while redemptions are deducted from the accrued liability, in accordance with EITF 00-22.

Note 6. Investment in Equity Securities, page F-19

8.                                       We note that you have elected the fair value option under SFAS 159 for your investment in MTR Gaming and you have recorded a $6.5 million loss on change in fair value of investment in equity securities on your statement of operations for the year ended December 31, 2008.  We believe that in applying the disclosure thresholds outline in Rule 3-09 of Regulation S-X to investments that would have been accounted for under the equity method had the fair value option not been elected by the registrant, the income test should be computed using as the numerator the change in the fair value reflected in your statement of operations rather than the equity in the earnings of the investee computed as if the equity method had been applied.  In light of the fact that it appears your investment in MTR Gaming meets the significance thresholds outlined in Rule 3-09 and Rule 1-02(w) of Regulation S-X, we believe separate financial statements of MTR Gaming are required under Rule 3-09 of Regulation S-X.  Please revise your Form 10-K to include the applicable financial statements, or advise accordingly.

JEI Response:

JEI owns approximately 3% of the outstanding stock of MTR Gaming Group, Inc. (“MTR”), while other entities and persons affiliated with JEI own an additional 15%.  Through October 31, 2008, we accounted for JEI’s investment in MTR as an available-for-sale investment in equity securities.  This investment was recorded at fair value with unrealized gains/losses recognized as accumulated other comprehensive income/loss.  Additionally, through October 2008, we tested our available-for-sale investment in MTR for “other-than-temporary” declines in fair value.  As a result, we recorded impairments on this available-for-sale investment of $4.063 million in June 2008 and $1.700 million in October 2008.

On October 31, 2008, our Chief Executive Officer, Jeffrey P. Jacobs, was appointed Chairman of the Board of Directors of MTR and three of his nominees were added as Board members.  As a result, subsequent to that date, we determined that we and our affiliates had reached a level of significant influence on the operations of MTR, which required us to account for our investment in

MTR going forward using the equity method of accounting.  Alternatively, we elected the fair value option permitted by SFAS 159, and beginning November 1, 2008, we recognized changes in the fair value of our investment in MTR as unrealized gains/losses in earnings based on its quoted market price.  Reductions in MTR’s stock price in November and December 2008 resulted in additional losses totaling $0.814 million for the fiscal year ended December 31, 2008.

In computing this test, we utilized the guidance provided by Section 2435.2 of the Financial Reporting Manual of the Division of Corporation Finance which states in part, “the staff believes that the income test should be computed using as the numerator the change in the fair value reflected in the registrant’s income statement rather than the registrant’s equity in the earnings of the investee computed as if the equity method had been applied.” Since equity method accounting was not required for this investment until November 1, 2008, we performed the significant subsidiary threshold tests outlined in Rule 3-09 and Rule 1-02(w) of Regulation S-X based upon the total losses incurred during November and December 2008. Accordingly, the income test was computed using $0.814 million as our numerator, divided by JEI’s total 2008 pre-tax net loss of $4.138 million, resulting in 19.7% which is below the 20% threshold in the applicable “income” test.  The “investment” test was less than 1% and therefore below the 20% threshold.  As a result, we determined that separate financial statements of MTR were not required at December 31, 2008.  However, because the  10% income test was met, in accordance with Rule 4-08(g) of Regulation S-X, we provided summarized financial information of MTR in Note 6 on page F-20 of JEI’s December 31, 2008 Form 10-K.

Form 10-Q for the quarter ended March 31, 2009

Note 7.  Debt and Recent Acquisitions, page 12

9.                                       We note your disclosure that if casino gaming were to become legalized in Ohio and a casino is licensed at Nautica within seven years from the purchase date, the purchase price of Sugar Warehouse would increase based on independent appraisals of the land and improvement values.  Please tell us and disclose in future filings, how the increase in purchase price would be calculated or determined and if there is a maximum amount the purchase price would be increased.  Also, please disclose how you would account for this increase in purchase price.

JEI Response:

In our March 31, 2009 10-Q filing, we disclosed that the purchase price of Sugar Warehouse would increase based on independent appraisals of the land and improvement values.  However, in future filings, we will expand our disclosure to clarify that any additional purchase price shall be equal to the fair market value of the property at the time that a license is issued to JEI in the State of Ohio for a for-profit casino less the purchase price previously paid.  The fair market value shall be determined based upon the average of three independent appraisals prepared at that time.  There is no maximum additional purchase price.  We will continue to evaluate the fair value of any additional purchase price at each balance sheet date throughout the term of the agreement.  If applicable, any additional purchase price would be accounted for consistently with the original acquisition accounting, whereby the portion attributable to the related party would be accounted for as a combination of entities under common control as a distribution, and the portion attributable to third parties would be accounted for using the acquisition method of accounting.

*******

The Company hereby acknowledges as follows:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any member of the staff has comments or questions, please call Brett A. Kramer, Chief Financial Officer, at (303) 215-5203.

Very truly yours,

/s/ BRETT A. KRAMER

Brett A. Kramer
Chief Financial Officer
Jacobs Entertainment, Inc.

cc:	Jeffrey P. Jacobs
Chief Executive Officer and Chairman of the Board of Directors
Jacobs Entertainment, Inc.

cc:	Deloitte & Touche LLP